UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 15, 2026

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

77 Corporate Drive
Bridgewater, New Jersey 08807
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Announces U.S. FDA Clearance of IND Application for LB2501 in Relapsed or Refractory B-Cell Non-Hodgkin Lymphoma

On October 15, 2026, Legend Biotech Corporation (the “Company”) issued a press release announcing clearance of an Investigational New Drug (IND) application by the U.S. Food and Drug Administration (FDA) for LB2501, an investigational in vivo CD19/CD20 dual-targeting CAR-T therapy for the treatment of relapsed or refractory B-cell malignancies.

This report on Form 6-K, including the exhibits attached hereto, shall be deemed to be incorporated by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050 and 333-257625) and Form S-8 (Nos. 333-299349, 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated October 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: October 15, 2026	/s/ Ingrid Zhang
Ingrid Zhang
Chief Executive Officer